UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

First Financial Bancorp.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
320209109
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	320209109	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (Entities Only) First Financial Bancorp. I.R.S. ID No. 31-1042001

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Ohio

	5	SOLE VOTING POWER

NUMBER OF		4,642,479

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		24,749

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,542,699

WITH:	8	SHARED DISPOSITIVE POWER

		2,356,786

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,678,702

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	10.11%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC

CUSIP No.	320209109	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (Entities Only) First Financial Bank, N.A. I.R.S. ID No. 31-6489462

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	5	SOLE VOTING POWER

NUMBER OF		4,642,479

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		24,749

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,542,699

WITH:	8	SHARED DISPOSITIVE POWER

		2,356,786

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,678,702

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	10.11%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	BK

Item 1(a)	Name of Issuer:
First Financial Bancorp.

Item 1(b)	Address of Issuer’s Principal Executive Offices:
300 High Street
Hamilton, Ohio 45011

Item 2(a)	Name of Person(s) Filing:
First Financial Bancorp.
First Financial Bank, N.A.

Item 2(b)	Address of Principal Business Office:
300 High Street
Hamilton, Ohio 45011
Item 2(c)	Citizenship:
Ohio

Item 2(d)	Title of Class of Securities:
Common Stock

Item 2(e)	CUSIP Number:
320209109

Item 3	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether filing person(s) is (are):

(a)	☐	Broker or dealer registered under Section 15 of the Act.

(b)	☑	Bank as defined in Section 3(a)(6) of the Act.

(c)	☐	Inurance company as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	Investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

(f)	☐	Employee benefit plan, pension fund which is subject to provisions of Employee Retirement Income Security Act of 1974 or endowment fund; see Rule 13d-1(b)(1)(ii)(F).

(g)	☑	Parent Holding Company in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	Savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)	☐	a church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4	Ownership
(a)	Amount Beneficially Owned: 4,678,702

(b)	Percent of Class: 10.11%

(c)	Number of Shares as to which First Financial Bancorp. has:
(i)	Sole power to vote or direct the vote: 4,642,479

(ii)	Shared power to vote or direct the vote: 24,749

(iii)	Sole power to dispose or to direct the disposition of: 1,542,699

(iv)	Shared power to dispose or to direct the disposition of: 2,356,786
     Number of Shares as to which First Financial Bank, N.A. has:
(i)	Sole power to vote or direct the vote: 4,642,479

(ii)	Shared power to vote or direct the vote: 24,749

(iii)	Sole power to dispose or to direct the disposition of: 1,542,699

(iv)	Shared power to dispose or to direct the disposition of: 2,356,786

Item 5	Ownership of Five Percent or Less of a Class

N/A

Item 6	Ownership of More than Five Percent on Behalf of Another Person

The securities covered by this Schedule are held in trust, agency or custodial capacities by First Financial Bank, N.A., a wholly owned subsidiary of First Financial Bancorp. To the knowledge of the filers, no person has the right to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of such securities.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

First Financial Bancorp. is a parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G) of the Act; First Financial Bank, N.A., its wholly owned subsidiary, is a Bank, as defined in Section 3(a)(6) of the Act.

Item 8	Identification and Classification of Members of the Group

N/A

Item 9	Dissolution of Group

N/A

Item 10	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008	First Financial Bancorp.
	By:	/s/ J. Franklin Hall
J. Franklin Hall
Executive Vice President and Chief Financial Officer

First Financial Bank, N.A.
	By:	/s/ Claude E. Davis
Claude E. Davis
President and Chief Executive Officer